UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant’s name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

15 August 2019

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together “Santander UK”)

BOARD CHANGES

Santander UK today announces that Bruce Carnegie-Brown will be re-joining the Boards of Santander UK as a Non-Executive Director, with effect from 16 September 2019.

For media enquiries, please contact:

Adam Williams	Head of Media Relations	0207 756 5533

Notes to Editors:

Bruce Carnegie-Brown

Bruce Carnegie-Brown is currently Vice Chairman and Lead Independent Director of Banco Santander, S.A. (since 2015) and Chairman of Lloyd’s of London.

Previously, he was non-executive chairman of Moneysupermarket.com Group plc (2014-2019), non-executive director of JLT Group plc (2016-2017), non-executive director of Santander UK Group Holdings plc (2014-2017) and non-executive director of Santander UK plc (2012-2017).

He was also non-executive chairman of Aon UK Ltd (2012-2015), and was Senior Independent Director at Close Brothers Group plc (2006-2014) and Catlin Group Ltd (2010-2014).

As an executive, he was co-founder and managing partner of the listed private equity division of 3i Group plc, President and CEO of Marsh Europe and a managing director of JP Morgan.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers, 13,217 branches and over 200,000 employees at the close of December 2018. In 2018, Banco Santander made attributable profit of EUR 7,810 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2019, the bank serves around 15 million active customers with c24,000 employees and operates through 754 branches (which includes 51 university branches) and 63 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 16 August 2019	By	/ s / Gavin White
Gavin White
Company Secretary